Supplement Dated August 29, 2025
To The Notice Documents Dated April 28, 2025 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE L SERIESSM, PERSPECTIVE II®, and PERSPECTIVE ADVISORY® FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY®
FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY and
PERSPECTIVE FOCUS FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

PERSPECTIVE ADVISORS
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account III

PERSPECTIVE ADVANTAGE
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account V

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

➢    Effective August 28, 2025 the following changes have been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect sub-adviser removals:

•For the JNL Multi-Manager Mid Cap Fund, Nuance Investments, LLC has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager International Small Cap Fund, Baillie Gifford Overseas Limited has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

•For the JNL Multi-Manager Small Cap Growth Fund, Victory Capital Management Inc. has been removed as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".

➢ Effective August 29, 2025, the following change has been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect a sub-adviser appointment:

•For the JNL Multi-Manager U.S. Select Equity Fund, River Road Asset Management, LLC has been added as a sub-adviser in the column titled "Fund and Manager (and Sub-Adviser, if applicable)".
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(To be used with JMV7698GWND 04/25, JMV17955GWND 04/25, VC5526GWND 04/25, VC5890MLGWND 04/25, JMV9476MLGWND 04/25, JMV5763MLGWND 04/25, JMV5763WFGWND 04/25, JMV17183GWND 04/25, VC3723GWND 04/25, and VC3657GWND 04/25

VPS00127 08/25